UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Dollar Thrifty Automotive Group, Inc.

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(Name of Issuer)

Common Stock, par value $0.01 per share

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(Title of Class of Securities)

256743105

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(CUSIP Number)

Richard P. Swanson, Esq.
York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Robert E. Holton, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256743105                            13D

1)	NAMES OF REPORTING PERSONS

York Capital Management Global Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF	7) SOLE VOTING POWER	2,207,725
SHARES
BENEFICIALLY	8) SHARED VOTING POWER	-0-
OWNED BY
EACH	9) SOLE DISPOSITIVE POWER	2,207,725
REPORTING
PERSON WITH	10) SHARED DISPOSITIVE POWER	-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,207,725
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)	[ ]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 7.9%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IA

This Amendment No. 4 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D (the “Schedule 13D”) filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2011, as amended by the Schedule 13D Amendment No. 1 (the “Amendment No. 1”) filed by YGA with the SEC on June 16, 2011, the Schedule 13D Amendment No. 2 (the “Amendment No. 2”) filed by YGA with the SEC on August 29, 2012 and the Schedule 13D Amendment No. 3 (the “Amendment No. 3” and, collectively with the Amendment No. 1 and the Amendment No. 2, the “Amendments”) filed by YGA with the SEC on September 7, 2012, relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Dollar Thrifty Automotive Group, Inc. (the “Company”). This Amendment should be read in conjunction with the Schedule 13D and the Amendments. Capitalized terms used in this Amendment No. 4 but not otherwise defined in this Amendment No. 4 have the respective meanings ascribed to them in the Schedule 13D and the Amendments. The Schedule 13D and the Amendments are supplemented and amended as follows:

Item 2. Identity and Background

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”), with respect to:

(i) 412,972 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 718,931 shares of Common Stock directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”);

(iii) 122,334 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(iv) 40,060 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”);

(v) 271,440 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(vi) 223,625 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”); and

(vii) 418,363 shares of Common Stock directly owned by certain accounts managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”) (such accounts, the “Managed Accounts”).

YGA, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Global Value, Jorvik, York Select and York Select Master and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed Accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds and the Managed Accounts.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Multi-Strategy and Jorvik. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value. YGA is the sole managing member of York Global Value Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which was filed with the Amendment No. 2 and is incorporated herein by reference.

(b) The principal business office address of each of YGA, York Capital, York Multi-Strategy, York Global Value, Jorvik, York Select, York Select Master, York Managed Holdings, York UCITS Holdings, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which was filed with the Amendment No. 2 and is incorporated herein by reference.

(c) YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Capital, York Multi-Strategy, York Global Value, Jorvik, York Select and York Select Master is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy and Jorvik and the general partner or manager of certain other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the general partner or manager of certain other private investment funds.

York Managed Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain separately managed client investment accounts.

York UCITS Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which was filed with the Amendment No. 2 and is incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which was filed with the Amendment No. 2 and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

As of September 18, 2012, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was approximately $122,688,157.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $22,597,421 of working capital of York Capital; (ii) approximately $39,346,914 of working capital of York Multi-Strategy; (iii) approximately $6,038,493 of working capital of York Global Value; (iv) approximately $2,183,498 of working capital of Jorvik; (v) approximately $13,307,339 of working capital of York Select; (vi) approximately $10,940,739 of working capital of York Select Master; and (vii) approximately $28,273,753 of working capital of the Managed Accounts. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

Item 5. Interest in Securities of the Issuer

(a) (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,207,725 shares of Common Stock, which constitute approximately 7.9% of the issued and outstanding shares of Common Stock.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 412,972 shares of Common Stock, which constitute approximately 1.5% of the issued and outstanding shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 718,931 shares of Common Stock, which constitute approximately 2.6% of the issued and outstanding shares of Common Stock. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Multi-Strategy.

(iv) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 122,334 shares of Common Stock, which constitute approximately 0.4% of the issued and outstanding shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(v) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 40,060 shares of Common Stock, which constitute approximately 0.1% of the issued and outstanding shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

(vi) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 271,440 shares of Common Stock, which constitute approximately 1.0% of the issued and outstanding shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(vii) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 223,625 shares of Common Stock, which constitute approximately 0.8% of the issued and outstanding shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(viii) York Managed Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 173,918 shares of Common Stock, which constitute approximately 0.6% of the issued and outstanding shares of Common Stock.

(ix) York UCITS Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 244,445 shares of Common Stock, which constitute approximately 0.9% of the issued and outstanding shares of Common Stock.

(x) To the knowledge of the Reporting Person, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement, which was filed with the Amendment No. 2 and is incorporated herein by reference.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above are based on 27,891,943 shares of Common Stock issued and outstanding as of August 30, 2012 as reported in the Schedule to Amendment No. 1 of the Tender Offer Statement filed on behalf of HDTMS, Inc. and Hertz Global Holdings, Inc. filed with the SEC on September 14, 2012.

(b) (i) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,207,725 shares of Common Stock.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 412,972 shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of such shares of Common Stock.

(iii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 718,931 shares of Common Stock. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of such shares of Common Stock.

(iv) York Global Value may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 122,334 shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of such shares of Common Stock.

(v) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 40,060 shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of such shares of Common Stock.

(vi) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 271,440 shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of such shares of Common Stock.

(vii) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 223,625 shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of such shares of Common Stock.

(viii) York Managed Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 173,918 shares of Common Stock.

(ix) York UCITS Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 244,445 shares of Common Stock.

(x) To the knowledge of the Reporting Person, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Person since the Amendment No. 3 was filed with the SEC on September 7, 2012. All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share (dollars) (1)		Transaction Type
September 14, 2012	490,000	87.0400		Sale
September 17, 2012	316,500	87.0416	(2)	Sale
September 18, 2012	125,000	87.0300		Sale

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(1)	The prices per share reflected in this table are gross prices which do not take into account brokerage commissions or other costs of execution.
(2)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $87.0400 to $87.0467. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in this footnote.

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Multi-Strategy, York Global Value, Jorvik, York Select, York Select Master or the Managed Accounts, as the case may be, as the advisory clients of such Reporting Person. In accordance with Rule 13d-4 under the Exchange Act, the filing of this Statement shall not be construed as an admission that the Reporting Person or any other person named in this Statement is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock reported in this Statement.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  September 18, 2012

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:   /s/ Richard P. Swanson, Esq.

        Richard P. Swanson, Esq.

        General Counsel